Endorsement

This endorsement is made a part of this policy to which it is attached. It further explains certain terms of this policy.

The provision entitled What is the interest rate for a policy loan? is changed to read as follows:

What is the interest rate for a policy loan?

     During the first ten policy years the interest rate for policy loans is 6.1% per year and is payable in advance to the next policy anniversary and annually in advance on each policy anniversary thereafter to the tenth policy anniversary.

     After the first ten years the interest rate for policy loans will be 4.5% divided by 1.045, which is the equivalent to 4.30622% per year. Interest is payable in advance to the next policy anniversary and annually in advance on each policy anniversary thereafter. We reserve the right to increase this interest rate to a maximum of 6.1% per year.

     If interest is not paid when it is due, it will be added to your loan and charged the same interest rate as your loan. The additional interest will be taken from the fixed account and the subaccounts using the monthly deduction allocation percentages.

     If the value in the fixed account or any subaccount is insufficient to pay the additional interest, the entire additional interest will be taken from the fixed account and the subaccounts on a pro-rata basis.

This  endorsement  is  issued  as of the  policy  date of the  policy.


IDS Life Insurance Company of New York



Secretary